Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of eCampusCash Inc.

We consent to the use in this Registration Statement on Form S-1 of our report dated July 27, 2011, relating to our audit of the financial statements of eCampusCash Inc.  for the period ended March 31, 2011 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the substantial doubt about eCampusCash Inc.’s ability to continue as a going concern), appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Kabani & Company, Inc.
Kabani & Company, Inc.

Los Angeles, California October 14, 2011